BYLAWS OF
BAY AREA RANCHERS' COOPERATIVE, INC.

Article I. Membership

Section 1. Eligibility.

Persons and legal entities engaged in the production of agricultural products in California may become Members of this Cooperative by purchasing at least one fully paid membership share and by agreeing to comply with the Bylaws. Membership is limited to residents of the State of California.

Section 2. Termination of Membership.

Any Member may be expelled by the vote of a majority of the Members voting at a regular or special meeting, provided:

a. the notice of the meeting specifically states that the expulsion of the Member will be considered;
b. the Member whose expulsion is to be considered is notified in writing of that fact at least fifteen (15) days in advance of the meeting by a notice sent by registered mail, postage prepaid, to the Member's last known address as it appears on the Cooperative's records; and
c. the Member is given an opportunity to be heard either in person or by counsel at the meeting. Expulsion may be for such cause as a majority of the Members voting at the meeting may deem sufficient. On expulsion of a Member, the Cooperative shall repurchase the membership shares held by the Member if and when, in the Board of Directors' sole discretion, there are sufficient funds available.

Article II. Meetings

Section 1. Regular.

A regular meeting of the Members shall be held between the first day of September and the last day of October of each year.

Section 2. Special.

Special meetings of the Members may be called by the Board of Directors, and a special meeting must be called by the Secretary in response to a petition signed by twenty percent 20% of the Members.

Section 3. Notice.

Notice of all special meetings of Members shall be given at least ten (10) days before the meeting by mailing a notice to each Member at the Member's last known address. Notice may be given electronically as provided by California Corporations Code §§20 and 21.

Section 4. Quorum.

At any meetings of the Members, the presence in person of fifty (50) percent plus one of the Members who have voting rights, constitutes a quorum for the transaction of business. If the written votes of absent Members are received and counted, the number of absent Members so voting shall be included in determining whether quorum requirements are satisfied with respect to matters upon which such votes are cast. Members may participate in a meeting through use of conference telephone, electronic video screen communication, or other communications equipment. Participation in a meeting through use of conference telephone constitutes presence in person at that meeting as long as all Members participating in the meeting are able to hear one another. Participation in a meeting through the use of communications equipment other than conference telephone constitutes presence in person at that meeting as long as each Member participating in the meeting can communicate with all other participants concurrently; each Member may participate in all matters before the Membership, including proposing or objecting to a specific action to be taken by the Cooperative; and the Cooperative verifies prior to the meeting that persons participating in the meeting are entitled to participate, and that any action or vote taken at the meeting is taken only by the Members.

Section 5. Voting Rights.

Each Member of the Cooperative is entitled to cast one vote and no more, regardless of the number of preferred or investment shares held by the Member. In the case of membership shares held in joint ownership by two or more persons, any one of such persons may cast the vote. Members may vote in person or by mail, subject to rules and regulations set forth by the Board of Directors.

Article III. Directors

Section 1. Conduct of Affairs.

Except as otherwise provided by the Articles of Incorporation or these Bylaws, the powers of this Cooperative shall be exercised, its property controlled, and its affairs conducted by a Board of nine (9) Directors.

Section 2 – Number. Definitions. Composition. Initial Board

a. "Board" means the Board of Directors collectively, while "Director" and "Directors" refer to persons serving on the Board of Directors. "Producer Member Director" means a Director elected by the Producer Members. "Outside Director" shall mean a natural person who is not a Member of the Cooperative, and is not related to or employed by a Member of the Cooperative. "Investor Director" means a Director elected by the Investors. The terms of the Outside shall be one (1) year, and the Investor Director shall be three (3) years.

b. The initial Board of Directors shall consist of nine (9) Directors;

c. Following the Board election in 2021, the Board of Directors shall consist of nine (9) Directors, including one (1) Investor Director, and including eight (8) Producer Directors. Following the Board election in 2022, the Board of Directors shall consist of nine (9) Directors, including one (1) Investor Director, one (1) Outside Director and including seven (7) Producer Directors.

d. Investor Director: The Investor Director seat shall be filled by election of the Investors for a three (3) year term. The Investor Director shall have those powers of veto and approval as set forth in these Bylaws.

Section 3– Qualifications for Elected Directors

a. The qualifications of this Section 3 shall only apply to Directors elected by the Members (the "Elected Directors").

b. Any natural person who is and has been a Member, or the designated representative of a Member, for at least the one-hundred-eighty (180) days immediately preceding the first day of elections, including the month of the elections, and who is not disqualified by any other provisions of these Bylaws, is eligible to be a candidate for the Board of Directors.

c. Except for the Investor Director, the following persons are excluded from serving on the Cooperative's Board of Directors at the same time they are also one of the following:

    i.   Persons of the same household or immediate family of a Director or of the General Manager or of any manager of the Cooperative;

    ii.   More than one person of a household or family unit.

Section 4 - Nomination

a. The Board of Directors shall prescribe reasonable nomination and election procedures for the election of Directors given the nature, size, and operations of the Cooperative.

b. Where the Cooperative distributes any material soliciting a vote for any nominee for Director in any publication owned or controlled by the Cooperative, it shall make available to each other nominee, in the same material, an equal amount of space with equal prominence to be used by the nominee for a purpose reasonably related to the election.

c. The Cooperative shall within ten (10) days of any election transmit by electronic or US mail to all Members any material related to the election which a nominee for Director has furnished to the Cooperative, upon written request by the nominee.

d. The amount of election related material shall be set by the nominating committee.

Section 5. Election.

The persons named as Directors shall serve until the first annual meeting of the Members in 2021. At that meeting, the Members shall nominate and elect the designated number of Directors. In all cases, Directors shall serve until their successors are elected.

Section 6. Vacancies.

Any vacancy occurring in the Board of Directors, except by recall, shall be filled by appointment by a majority of the remaining Board Members though they constitute less than a quorum. Any Director so appointed shall hold office only until his or her successor is elected at the next annual meeting of the Members.

Section 7. Regular Meetings.

The Board of Directors shall hold regular meetings at least once per quarter, at a time and place previously determined by the Board.

Section 8. Special Meetings.

Special meetings may be called at any time by the Board of Directors. Twenty percent (20%) of the Members of Members may file a petition stating the specific business to be brought before the Cooperative and demand a special meeting at any time. Such meeting must then be called by the Directors. Notice of all special meetings, together with a statement of the purpose or purposes, must be mailed to each Member at least ten (10) days prior to the meeting.

Section 9. Quorum.

At any meeting of the Board of Directors, a majority of Directors shall constitute a quorum for the transaction of business.

Section 10. Terms of Office

Except for the Initial Board, and the Outside and Investor Director seats, the terms of office for Member Directors shall be three (3) years. Terms shall be structured such that two (2) or three (3) Member Directors shall be elected each year. Each Director shall hold office until the expiration of the term for which elected and until the election and qualification of a successor.

Section 11. Removal of Directors.

Any Member may bring charges against a Director by filing them in writing with the Secretary of the Cooperative, together with a petition signed by twenty percent (20%) of the Members, requesting the removal of the Director in question. The removal shall be voted on at the next regular or special meeting of the Cooperative, and by a vote of three-fourths of the Members in attendance, provided that not less than a quorum of the entire membership vote personally or by mail, the Cooperative may remove the Director and fill the vacancy. The Director against whom such charges have been brought will be informed in writing of the charges at least fifteen (15) days prior to the meeting and will have an opportunity at the meeting to be heard in person or by counsel, and to present and cross examine witnesses; and the person bringing the charges against such Director shall have the same opportunity.

<u>Section 12 - Compensation</u>

The Directors and Officers shall be reimbursed for actual and necessary expenses incurred in the performance of their duties as Directors and Officers of the Cooperative. Directors and Officers may receive nominal stipends, the amount of which shall be determined by a two-thirds vote of a quorum of the Board of Directors.

Article IV. Officers

<u>Section 1. Officers.</u>

The Officers shall be a President and a Vice President, who shall be Directors, and a Secretary and a treasurer who need not be Directors or Members of the cooperative. Their duties shall be as follows:

a. Duties of the President. The President shall be the chairperson of the Board of Directors and shall preside over all meetings of the Cooperative and of the Board of Directors; call special meetings of the Board of Directors, as required; perform all acts and duties, and render such reports, as are usually required of an executive and presiding Officer; sign certificates for shares of the Cooperative, and such other documents as the President may be authorized or directed to sign by the Board of Directors; and shall perform such other duties as the Board of Directors may prescribe.
b. Duties of the Vice President. In the absence or disability of the President, the Vice President shall perform the duties of the President.
c. Duties of the Secretary. The Secretary shall keep a record of all meetings of the Cooperative and of the Board of Directors; keep complete membership records and have general charge of the Cooperative's books and records; sign all stock certificates with the President and sign such other papers as the Secretary may be authorized or directed to sign by the Board of Directors; serve all notices required by law and these Bylaws and make all reports required by law; and keep the corporate seal and all books of blank certificates complete and affix the corporate seal to all papers requiring such seal
d. Duties of the treasurer. The treasurer will perform such duties with respect to the finances of the Cooperative as may be prescribed by the Board of Directors.
e. The Board will have an executive committee consisting of the President, Vice President, Secretary, treasurer and one at large producer Board member. If the Secretary or treasurer are not Directors, then an at large producer Board member will fill the seat or seats on the committee.

<u>Section 2. Election.</u>

Officers shall be elected annually by the Board of Directors at a designated meeting of the Members.

<u>Section 3. Removal.</u>

Any Member may bring charges against an Officer by filing them in writing with the Secretary of the Cooperative, together with a petition signed by twenty percent (20%) of the Members, requesting the removal of the Officer in question. The removal shall be voted on at the next regular or special meeting of the Cooperative, and by a vote of a majority of the Members, the Cooperative may remove the Officer and fill the vacancy. The Officer against whom such charges have been brought will be informed in writing of the charges fifteen (15) days prior to the meeting and will have an opportunity at the meeting to be heard in person or by counsel, and to present witnesses; and the person bringing the charges against such Director shall have the same opportunity.

<u>Section 4. Vacancies.</u>

Any office that becomes vacant will be filled by election of the Board of Directors.

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Article V. Financial Provisions

Section 1 – Cooperative Operation

The Cooperative shall be operated on a cooperative basis in carrying out its business within the scope of the powers and purposes defined in the Articles of Incorporation. Accordingly, the net income of the Cooperative in excess of amounts credited by the Board of Directors to Retained Earnings shall be accounted for, allocated and distributed annually as provided in this Article V, and any written patronage allocation policy of the Cooperative. In determining the net income or net loss of the Cooperative or its allocation units, there shall be taken into account to the extent determined by the Board of Directors, the Cooperative's share of the undistributed net income or net loss before tax of any Cooperative or other entity in which it owns an equity interest.

Section 2 – Definitions

a. The "Fiscal Year" of the Cooperative is July 1st through June 30th.

b. "Board" means the Board of Directors of the Cooperative.

c. "Co-Op Credit" means an allocation of monetary value to a Member or an Investor, in payment of a member's patronage or an investor's dividend, in accordance with Board Policy and any contractual obligations of the Cooperative. All Co-op Credits shall be stated as a dollar value, and reported on the year-end accounting of the Cooperative.

d. "Dividend" means the distribution of dividends on capital contributed, but does not include Patronage Distributions. Payments of dividends on capital contributed will be sourced first from Retained Earnings, both current and accumulated, and then from current year Net Proceeds.

e. "Investment Equity" means preferred stock or similar equity interests authorized by the Board of Directors from time to time, having the rights and obligations and subject to the terms and conditions as may be set forth in Article VII.

f. "Member Equity" means the equity interests of each Member in the Cooperative that are determined and fixed in the proportion that the patronage of each Member bears to the total patronage of all Members and may include memberships, written notices of allocation, or other similar equity interests authorized by the Board of Directors from time to time, having the rights and obligations and subject to the terms and conditions as may be set forth in these Bylaws.

g. "Member Account" shall be defined as each Member's internal account in the Cooperative, which is calculated as: Initial Capital Contribution (if any), plus Written Notices of Allocation, minus Losses, plus/minus any other item that affects the balance in the Member's capital account. The Member Account reflects the Member's net worth in the Cooperative on account of his or her Patronage Business, not including any shares of preferred stock such Member may hold as a Shareholder.

h. "Allocation Unit" means any financially distinct operation or income source, as the case may be. The Board is authorized to establish separate allocation units for the allocation of Patronage Business if it is deemed to be fair and equitable to the Membership.

i. "Patron" means a Producer Member, with respect to business conducted with the Cooperative on a patronage basis in accordance with these Bylaws.

j. "Patronage Distribution" shall have the definition contained in Internal Revenue Code ("IRC") Section 1388(a).

k. "Patronage Business" shall refer to patronage-sourced business done by the Cooperative with or for Patrons or that is directly related to the Cooperative's business or actually facilitates the Cooperative's purposes. For Producer Members, Patronage means use of the Cooperative's goods or services.

l. "Expenses" shall include payments of any interest and principal on any debts of the Cooperative, dividends on preferred stock to the extent that such dividends cannot be fully paid from Profit, and other expenses related to Member business. Expenses and cost of goods or services shall include without limitation such amounts of depreciation, cost depletion and amortization as may be appropriate, amounts incurred for the promotion and encouragement of cooperative organization, and taxes other than federal income taxes. Such net income or net loss shall be subject to adjustment as provided in Section 9 relating to losses.

m. "Net Proceeds" shall be defined as the excess of revenues over expenses for a fiscal year attributable to Patronage Business.

n. "Patronage Loss" means the excess of expenses over revenues for a fiscal year attributable to Patronage Business.

o. "Non-patronage Business" shall refer to business done by the Cooperative that does not constitute "Patronage Business."

p. "Profit" shall be defined as the excess of revenues over expenses for a fiscal year attributable to Non-patronage Business.

q. "Non-patronage Loss" means the excess of expenses over revenues for a fiscal year attributable to Non-patronage Business.

r. "Retained Earnings" is defined in Section 5.

s. "Shareholder" means a holder of the Cooperative's preferred stock.

t. "Written Notice of Allocation" means the non-cash portion of the Patronage Distribution, as defined in IRC Section 1388(b). Written Notices of Allocation may be Qualified or Nonqualified as defined in IRC Section 1388(c-d).

u. Net Proceeds and Profit shall not include cash contributions by Member to capital or Shareholder investments in preferred stock.

v. Net Proceeds, Profit, and Loss shall be determined in accordance with the accounting treatment used by the Cooperative in calculating its income in accordance with federal income tax basis; provided, however, that the Board of Directors may prospectively adopt a reasonable alternative method.

w. "Deemed Liquidation Event" means (a) a merger or consolidation in which (i) the Cooperative is a constituent party or (ii) a subsidiary of the Cooperative is a constituent party and the Cooperative issues voting memberships or voting shares of its capital stock pursuant to such merger or consolidation, except in either case ((i) or (ii)) any such merger or consolidation in which the voting memberships or voting shares of capital stock of the Cooperative outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (x) the surviving or resulting corporation or (y) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Cooperative or any subsidiary of the Cooperative, of all or substantially all the assets of the Cooperative and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Cooperative if substantially all of the assets of the Cooperative and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to an entity that is controlled by the Cooperative.

x. "Patronage Allocation Policy" shall mean any written policy adopted by the Cooperative's Board of Directors.

Section 3. Fiscal Year.

The books of the Cooperative shall be kept on the basis of a fiscal year ending on the 30th of June.

Section 4. Annual Audit.

The Board of Directors shall arrange for an alternating Review or Audit annually of the books and records of the Cooperative by a certified public accountant.

Section 5. Retained Earnings

The Board of Directors shall cause to be created a Retained Earnings account that is not allocated to Members and, except as otherwise provided in these Bylaws, shall annually add to the Retained Earnings the sum of the following amounts:

a.   Any non-member net income, and

b.   Annual net income from any ancillary allocation unit or non-patronage source;

c.   Any Net Proceeds shall be credited to Retained Earnings as necessary to bring the year's contribution to the Retained Earnings up to 25% of the year's combined Profit/Net Proceeds, until a sufficient Reserve Fund, as defined in any written Patronage Allocation Policy, is attained. All other Net Proceeds shall be allocated or distributed as Patronage Distributions in direct proportion to the percentage of Patronage attributed to a Member or a Member's member class during the fiscal year.

d.   The percentages in this Section can be changed for a coming fiscal year by the Board's action prior to the beginning of that fiscal year

Section 6 - Net Proceeds Distribution Obligation

a.   The Board shall adopt a policy allocating Net Proceeds between the Producer Members and the Investors (the "Patronage Allocation Policy"), and will review and adjust the Patronage Allocation Policy, as needed, in a manner that it deems to be fair and equitable to the Membership and the Investors. Provided, however, that the Investor Director may veto any Patronage Allocation Policy which diminishes Investors' dividend rights without approval of Investors.

b.   The Net Proceeds of the Cooperative attributable to the patronage of Members shall be allocated and distributed among Members as Patronage Distributions in proportion to their patronage, according to the Patronage Allocation Policy.

c.   The Net Proceeds allocated to each Member shall be distributed to each Member in cash, check, co-op credit or any combination thereof, as qualified or nonqualified notices of allocation as designated by the Board of Directors. The non-cash portion of a Patronage Distribution, in whatever form issued, shall conform to the requirements of, and shall constitute a Written Notice of Allocation.

Section 7 – Member Accounts and Written Notice of Allocation

a.   Payment of a portion of Patronage Distributions, not to exceed eighty percent (80%) of the allocation, may be deferred for the reasonable capital needs of the Cooperative, as determined by the Board of Directors. Such amounts shall be represented by a Written Notice of Allocation as defined in Section 1388 of the Internal Revenue Code and shall be credited to Member Accounts in the names of recipient Members and shall accrue no dividend or other monetary return on capital.

b.   Written Notices of Allocation may be redeemed when the Board determines such amounts are no longer needed for capital purposes. At that time, they shall be redeemed in the order of the oldest outstanding amounts and on a pro rata basis among such amounts. Written Notices of Allocation may also be redeemed under compelling circumstances as determined by the Board. They shall be subject to being offset by amounts otherwise due and payable to the Cooperative and by assessments resulting from tax audit adjustments or other losses.

c.   Written notices of allocation may be paid in whole or in part at such time, in such manner, and in such order as shall be determined by the Board of Directors in its sole discretion. The Board of Directors shall not be required to but may establish policies for the payment of written notices of allocation upon the Member's death. No transfer or assignment of written notices of allocation shall be binding upon the Cooperative without its consent.

Section 8 - Dividend Allocation Rule

Any Dividends shall be paid from the Retained Earnings. In the event that Retained Earnings are not sufficient to pay such Dividends, the Cooperative may then pay such Dividends from other earnings, including unallocated income from Patronage Business.

Section 9– Treatment of Losses

a. Methods for Handling Patronage Losses. If there is a net loss in any fiscal year from Patronage Business, the Cooperative may take one or more of the following actions:
    1. Offset all or part of such net loss against the collective Retained Earnings, to the extent available;
    2. Where the collective Retained Earnings are insufficient; allocate losses against individual Members' retained patronage accounts based on an equitable allocation formula; and/or
    3. Cancel outstanding allocated patronage equities in the amount of the loss.
    4. Allocate such losses to Investors, upon request or approval of the Investor Director.

b. Allocation of Net Loss Among Patrons. Any cancellation of patronage equities and/or establishment of accounts payable pursuant to this Section 9 shall be made among the Patrons in a manner consistent with the allocation of net income.

c. Restoration of Net Loss out of Future Net Proceeds. The future net income of an allocation unit that incurs a net loss may be reduced by part or all of such net loss that was offset against the capital reserve, patronage equities of another allocation unit or against the net income of another allocation unit, and may be used to restore the capital reserve, restore such patronage equities or to increase the future net income of such other allocation unit; provided that reasonable notice of the intent to do so is given to the patrons of the loss unit, and only with the express consent of the Investor Director.

d. Board Discretion. The provisions of this Section 9 shall be implemented by the Board of Directors having due consideration for all of the circumstances which caused the net loss. The Board of Directors generally shall endeavor to cause the economic burden of a net loss to be borne by patrons of the allocation unit that incurs the loss. Nevertheless, the provisions that authorize a net loss to be offset against the Retained Earnings or against the net income of other allocation units may be implemented if and to the extent the Board of Directors determines that failure to offset will have a material adverse effect on the competitiveness of the allocation unit that incurs the net loss or on the cooperative generally, or that such offset is both equitable and in the overall best interest of this cooperative. Any such determination shall require the express written consent of the Investor Director.

e. No Assessments Against Members or Patrons. Except as stated in this Section 9, there shall be no right of assessment against Members for the purpose of restoring impairments to capital caused by net losses.

f. Treatment of Non-patronage Losses. Annual non-patronage losses generally shall be chargeable against the Cooperative's Retained Earnings, if any, unless and to the extent the Board of Directors, having due consideration for the circumstances giving rise to such a net loss, determines that it is reasonable and equitable to allocate all or part of such a net loss among Patrons of the Cooperative using such method as the Board of Directors determines to be reasonable and equitable. Any such determination shall require the express written consent of the Investor Director.

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<u>Section 10 – Priority of Payments</u>

Notwithstanding anything else to the contrary in this Article, payments by the Cooperative shall be made in the following order of priority:

a. First, to make payments of any necessary expenses related to the operation of the cooperative, including wages, and payments of any interest and principal on any debts of the Cooperative,

b. Second, to pay Dividends to holders of Shares,

c. Third, to pay Patronage Distributions to all eligible Members, and

d. Fourth, to make periodic redemptions pursuant to Section 11.

<u>Section 11 – Periodic Redemption of Member Accounts.</u>

a. Subject to the requirements of any effective subscription agreement between the Cooperative and a Shareholder providing for the redemption of preferred stock, and subject to the minimum vesting period requirements set forth in the Membership Agreement, the Cooperative shall pay out in cash to the Members all funds credited to their Member Accounts within five (5) years of the date they were first credited, unless the Board determines that sufficient funds are not available in a particular fiscal year, in which case funds will be paid out pro- rata, based on an equal percentage of the balance in the Member Accounts.

b. As a general rule, written notices of allocation credited to Member Accounts will be paid out in the order in which they are credited, with the oldest paid out first. However, the Board can decide to accelerate the repayment of former Member Accounts on a case-by-case basis subject to the restrictions on priority of payments in Section 10 of these Bylaws.

c. If the Cooperative does not have sufficient funds to pay out all funds credited to Member Accounts for a given fiscal year, then funds will be paid out pro- rata, based on an equal percentage of the balance in the Member Accounts.

<u>Section 12 – Deemed Liquidation Event/Distributions</u>

a. During the first five (5) years of operations, should there be any Deemed Liquidation Event, any assets or equity remaining after payment of all creditors, including the holders of any promissory notes, shall be distributed to a 501(c)3 qualified non-profit organization, supporting the local farm community. This provision is intended to avoid demutualization, and to realize the Cooperative's governing principles. However, if the Deemed Liquidation Event will result in any assets or equity remaining after payment of all creditors, including the holders of any promissory notes; then, before any distribution is made to a 501(c)3 qualified non-profit organization, Investors shall be paid a sum equal to the paid in value of any shares and any unpaid dividends accruing to those shares.

b. Following this five (5) year period, commencing with the beginning of the sixth (6) year of operations, should there be a Deemed Liquidation Event, any assets left after payment of all debts shall be distributed according to the terms of any then-effective share purchase agreements between the Cooperative and Shareholders providing for the redemption of preferred stock; and, if no such agreements are then in effect, then i) to the redemption of Member Account balances; and then ii) divided into two portions to be distributed between Members and holders of Class B Investment Shares as follows:

    1. One portion of 75% to be distributed to all persons who are current Members, on a pro rata basis, such that each Member who is a Member at the time of the Deemed Liquidation event will receive an equal portion, subject to a deduction of 20% of that portion for any year of the preceding five years when the Member was not a Member. The combined amounts so deducted will be distributed equally among the initial 16 founding Members, regardless of whether or not they are a current Member; and

2. A second portion of 25% distributed to the holders of Class B Investment Shares on a pro rata basis as to number of shares, but on a basis which is pari passu with regard to series and timing of investment.

c. No distribution need be made to any person who fails to acknowledge the receipt of notice of Deemed Liquidation Event within thirty (30) days. Said notice shall be deemed sufficient if sent by certified mail to the person's last known business or residence address, at least thirty (30) days before distribution of any residual assets.

d. For the purposes of calculating Patronage for determining a Member's total patronage, the Board shall use the then-applicable Allocation Policy, unless the Board determines that it would be more fair and equitable to the Membership to use an alternative calculation. Any such determination shall require the express written consent of the Investor Director.

Section 13- Member Consent to Tax Treatment

Each person who applies for, and is accepted to, membership in this Cooperative, and each Member of this Cooperative on the effective date of these Bylaws of the Cooperative who continues as a Member after such date, shall, by such act alone, consent that the amount of any distributions of his or her patronage occurring after September 1, 2020, which are made in written notices of allocation (as defined in 26 United States Code Annotated Section 1388) and which are received by that person from the Cooperative, will be taken into account by that person at their stated dollar amounts in the manner provided in 26 United States Code Annotated Section 1385(a) in the taxable year in which the written notices of allocation are received by that person.

Section 14-Unclaimed Interests-Escheat

Any Membership, together with any accrued and unpaid dividends and patronage distributions related to that Member, or any Share, that would otherwise escheat to the State of California as unclaimed personal property shall instead become the property of the Cooperative if the Cooperative gives at least sixty (60) days' prior notice of the proposed transfer to the affected Member or Shareholder by first-class or second-class mail to the last address of the Member or Shareholder shown on the Cooperative's records, and by publication in a newspaper of general circulation in the county in which the Cooperative has its principal office. No memberships, shares or amounts shall become the property of the Cooperative under this section if written notice objecting to the transfer is received by the Cooperative from the affected Member or Shareholder prior to the date of the proposed transfer.

Article VI. Membership Shares

Section 1. Issuance.

No share shall be issued until its par value has been paid by terms approved by the Board of Directors. No Member may hold more than one Membership share. All shares shall be consecutively numbered in the name and address of each Member, together with the number of shares owned and the dates of issue, and shall be entered on the Cooperative's books.

Section 2. Joint Ownership.

Membership shares may only be jointly owned by two or more distinct natural persons.

Section 3. Transfer of Shares.

Membership shares shall be non-transferable except that the Cooperative may redeem and reissue shares to persons residing in California and engaged in the production of agricultural products, on request of a Member. Such restrictions shall be printed on every certificate of common stock, if such shares are certificated.

<u>Section 4. Redemption/Purchase by Corporation.</u>

The Cooperative has the right to cancel the membership and to purchase, at par value, the shares of any Member who has failed to patronize the Cooperative as a producer or user for a period of 365 days after the Cooperative has given fifteen (15) days' notice by registered mail to the Member at the Member's last-known address. The Cooperative may also, in the discretion of the Board of Directors, purchase, at par value, all or part of the shares of a Member who makes a written request for such purchase. Sale to the Cooperative by any Member of all of such Member's shares will constitute resignation from membership.

Article VII. Preferred Stock

<u>Section 1 – Preferred Stock Authorization</u>

The aggregate number of shares of preferred stock the Cooperative has authority to issue shall be twenty-five million (25,000,000) shares.

<u>Section 2 – Board Authorization</u>

a. The Board of Directors is authorized from time to time to accept subscriptions for, issue, sell and deliver shares of preferred stock of the Cooperative to any persons, partnership, or other entity at such times and upon such terms and conditions as the Board of Directors shall determine, establishing a price in money or other consideration, or a minimum price, or a general formula or method by which the price will be determined. Provided however, that Investor Director must approve any such issuance, sale and delivery.
b. The Board of Directors shall have the authority to designate different series or classes of shares of preferred stock with such terms, conditions, rights and features of shares of preferred stock as shall be determined and designated by the Board of Directors. Provided however, that Investor Director must approve any such designation.

<u>Section 3 – Preferred Stock Terms</u>

The following apply to shares of preferred stock and preferred shareholders:

a. <u>Transfer Restrictions.</u> The preferred stock shall be non-transferable, except as provided in the Subscription Agreement between the Cooperative and the Holder thereof.
b. <u>No Voting Rights.</u> The preferred shareholders shall have no voting rights, except as required by law, or as specified in the resolution authorizing the preferred stock of any series with respect to matters that would have a material adverse effect on the rights or preferences of the preferred stock.
c. <u>Dividend Limitation.</u> Dividends on shares of preferred stock shall not exceed eight percent (8.0%) per annum.
d. <u>Dissolution Preference Rights.</u> The preferred shareholders shall have preference rights upon dissolution of the Cooperative as set forth in this Article V or any share purchase agreement.

<u>Section 4 – Record of Stockholders</u>

A record of all holders of stock issued by the Cooperative shall be kept and maintained by the Cooperative. Lists of stockholders shall be prepared by the Secretary of the Cooperative in connection with any meetings or other action by stockholders as required by law.

<u>Section 5 - Insolvency Delay</u>

The Cooperative shall delay the redemption or purchase of Shares as described in any share purchase or subscription agreements between the Cooperative and the Holder of the Shares thereof, if the Cooperative, in making such redemption or purchase is, or as a result thereof would be, likely to be unable to meet its liabilities (except those whose payment is otherwise adequately provided for) as they mature.

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Article VIII. Amendments to Bylaws

A majority vote of Membership, of which notice of the proposed bylaw(s) or amendment has been given, is sufficient to adopt or amend the Bylaws. Provided, however, that any amendment affecting the rights of preferred shareholders, must be approved by a majority vote of all preferred shareholders, as a class.

Article IX Indemnification

Each Director and Officer shall be indemnified by the Cooperative, to the full extent permitted by law, against all liabilities imposed upon and costs and expenses reasonably incurred by him or her in connection with or arising out of any action, suit, or proceeding in which he or she may become involved or to which he or she may be made a party because of his or her being or having been a Director or Officer of the Cooperative (whether or not he or she continues to be a Director or Officer at the time of incurring such liabilities, costs, or expenses). The foregoing right of indemnification shall be in addition to and not exclusive of any and all other rights as to which any such Director or Officer may be entitled as a matter of law.

Subject to the then conditions and qualifications set forth in the California General Corporation Law (Corp. Code, §§ 100 et seq.), expenses incurred by any such person in defending any action or proceeding referred to above which arises out of events occurring on or after the effective date of this provision shall, upon written request by such person, be advanced by the Cooperative prior to the final disposition of such proceeding upon receipt of a written promise by or on behalf of such person to repay such amount unless it shall be determined ultimately that such person is entitled to be indemnified as set forth in this Bylaw provision. Such written undertaking shall be accompanied by collateral to secure such repayment as the Board of Directors, in the exercise of its discretion, determines should be required under the circumstances of the case.